Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

VIA FAX

June 16, 2009

Mr. Perry Hindin Office of Mergers and Acquisitions Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Pantheon Arizona Corp. Post-Effective Amendment No. 2 to Form S-4 File No. 333-155579 Filed June 16, 2009

Dear Mr. Hindin:

On behalf of our client, Pantheon Arizona Corp., an Arizona corporation (the “Company”), we hereby provide responses to comments issued orally by the Staff of the Commission on June 16, 2009 regarding certain issues arising under the Securities Exchange Act of 1934, as amended with respect to Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-4.

As discussed with the Staff, we hereby confirm that following is the anticipated timetable we expect will be observed (based on discussions with AdvantageProxy, Continental Stock Transfer & Trust and Broadridge LLC) with regard to the delivery and dissemination of the Proxy/Statement Prospectus contained in the Registration Statement:

■           June 17 (morning) – effectiveness of Registration Statement, file 424(b)(3) prospectus supplement and commence printing

■           June 17 (afternoon) – Delivery of 48 printed Proxy Statement/Prospectuses to   Broadridge, FEDEX overnight packages to registered stockholders

■           June 18 (morning) – Receipt of Proxy Statement/Prospectuses by all registered stockholders, Broadridge to commence FEDEX deliveries to beneficial owners (if able to merge records on an expedited basis due to lack of trading on the Record Date)

■           June 19 (morning) - Receipt of Proxy Statement/Prospectuses by all beneficial holders of common stock

Perry Hindin June 16, 2009 Page 2

■           June 26 (morning) – Special Meeting

In the event that the Company is advised on Wednesday morning by Broadridge LLC, AdvantageProxy or Continental Stock Transfer & Trust that the above time table may not be met, the Company will promptly advise the Staff.

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Perry Hindin June 16, 2009 Page 3

Your prompt attention to this matters discussed herein would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP